
January 10, 2022

Laura Shawver
Chief Executive Officer
Silverback Therapeutics, Inc.
500 Fairview Ave N, Suite 600
Seattle, Washington 98109

> **Re: Silverback Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 3, 2022**
> **File No. 333-261979**

Dear Dr. Shawver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ken Rollins, Esq.